SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-959
email: jim@swblaw.net

March 8, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:           Secured Financial Network, Inc. (the “Company”)
Preliminary information statement on Schedule 14C
File No. 000-28457

Ladies and Gentlemen:

This firm is counsel for the Company.  The Company has filed the above referenced preliminary information statement.  Please direct all questions and comments on this information statement to the undersigned.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Mr. Michael E. Fasci